Filed Pursuant to Rule 433 Registration Statement No. 333-218460-01 Relating to Preliminary Prospectus Supplement dated November 13, 2018 and Prospectus dated June 2, 2017

800 Boylston Street

Boston, MA 02199

BOSTON PROPERTIES PRICES $1.0 BILLION OFFERING OF GREEN BONDS

BOSTON, MA, November 13, 2018 - Boston Properties, Inc. (NYSE: BXP), one of the largest publicly-traded developers, owners and managers of Class A office properties in the United States, announced today that its operating partnership, Boston Properties Limited Partnership (“BPLP”), has agreed to sell $1.0 billion of 4.500% senior unsecured notes due 2028 in an underwritten public offering through Deutsche Bank Securities Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. LLC, BNY Mellon Capital Markets, LLC, Citigroup Global Markets Inc., Jefferies LLC, Scotia Capital (USA) Inc., SunTrust Robinson Humphrey, Inc., TD Securities (USA) LLC, U.S. Bancorp Investments, Inc., as joint book-running managers. The notes were priced at 99.641% of the principal amount to yield 4.545% to maturity. The notes will mature on December 1, 2028, unless earlier redeemed. The offering is expected to close on November 28, 2018, subject to the satisfaction of customary closing conditions.

The estimated net proceeds from this offering are expected to be approximately $988.1 million. BPLP intends to allocate an amount equal to the net proceeds from this offering to the financing and refinancing of recently completed and future eligible green projects in the United States, including the Salesforce Tower development project in San Francisco, California, which has received LEED Platinum certification. BPLP currently owns and actively manages over 20 million square feet of green building projects that have been certified at the highest LEED Gold and LEED Platinum levels. BPLP actively works to promote its growth and operations in a sustainable and responsible manner and has earned seven consecutive Global Real Estate Sustainability Benchmark (GRESB) Green Stars and the highest GRESB 5-star Rating.

BPLP intends to initially use the net proceeds from this offering for the repayment of debt, including funding the redemption of the 5.875% senior notes due 2019 that are scheduled to mature on October 15, 2019 (the “2019 Notes”) and, for any net proceeds from this offering not used to fund the redemption of the 2019 Notes, repaying borrowings outstanding under its unsecured revolving line of credit. Pending such uses, BPLP may invest the proceeds in short-term, interest-bearing, investment-grade securities.

In connection with the redemption of the 2019 Notes, BPLP expects that it will record a loss from early extinguishment of debt in the fourth quarter of 2018. Neither this offering nor the impact of the redemption of the 2019 Notes was previously reflected in Boston Properties’ earnings guidance for 2018 or 2019.

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BPLP has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents BPLP has filed with the Securities and Exchange Commission for more complete information about BPLP and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may obtain a copy of the prospectus and related prospectus supplement from Deutsche Bank Securities Inc. at Attention: Prospectus Group, 60 Wall Street, New York, NY 10005-2836, or by calling toll free at (800) 503-4611 or by emailing prospectus.CPDG@db.com; J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York 10179, Attention: Investment Grade Syndicate Desk, or by calling (212) 834-6081; Merrill Lynch, Pierce, Fenner & Smith Incorporated, 200 North College Street, NC1-004-03-43, Charlotte, NC 28255-0001, Attention: Prospectus Department, or by calling toll-free (800) 294-1322 or by email at dg.prospectus_requests@baml.com; and Morgan Stanley & Co. LLC, 180 Varick Street, New York, New York 10014, Attention: Prospectus Department, or by calling (866) 718-1649 or by email at prospectus@morganstanley.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of these securities in any state in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Boston Properties (NYSE: BXP) is one of the largest publicly-traded developers, owners and managers of Class A office properties in the United States, concentrated in five markets—Boston, Los Angeles, New York, San Francisco and Washington, DC. The Company is a fully integrated real estate company, organized as a real estate investment trust (REIT), that develops, manages, operates, acquires and owns a diverse portfolio of primarily Class A office space. The Company’s portfolio totals 52.7 million square feet and 200 properties, including fourteen properties under construction.

This press release contains forward-looking statements within the meaning of the Federal securities laws. You can identify these statements by our use of the words “will,” “expects,” “intends” and similar expressions that do not relate to historical matters. You should exercise caution in interpreting and relying on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond Boston Properties’ control and could materially affect actual results, performance or achievements. These factors include, without limitation, Boston Properties’ ability to satisfy the closing conditions to the pending transaction described above, potential changes in interest rates prior to the redemption of the 2019 Notes that could increase or decrease the loss from early extinguishment of debt incurred in connection with the redemption of the 2019 Notes and other risks and uncertainties detailed from time to time in Boston Properties’ filings with the SEC. Boston Properties does not undertake a duty to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

AT THE COMPANY

Michael LaBelle

Executive Vice President,

Chief Financial Officer and Treasurer

(617) 236-3352

Sara Buda

Vice President, Investor Relations

(617) 236-3429

sbuda@bostonproperties.com